FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2018

(Amounts expressed in millions of Chilean Pesos)

•         Revenues of Enel Chile reached Ch$ 561,483 million, representing a 5.5% reduction when compared to March 2017 mainly due to lower energy sales in the generation business.

•         EBITDA of Enel Chile reached Ch$ 174,772 million, increasing 3.3% or Ch$ 5,633 million, due to a better margin in the regulated segment of the distribution business and a better production mix in the generation business (+421 GWh higher hydro dispatch).

•         Consequently, operating income (EBIT) of Enel Chile increased 5.5% or Ch$ 7,076 million reaching a total Ch$ 136,534 million as of March 31, 2018.

•         Net income attributable to the shareholders of Enel Chile reached Ch$ 70,129 million, lower than the Ch$ 116,622 million booked in March 2017. This difference was primarily due to the extraordinary profit booked in February 2017 as a consequence of the sale of the entire ownership share held by Enel Generación Chile in Electrogas S.A. Without considering this extraordinary effect, net income would have remained stable when compared to the first quarter of 2017.

•         On March 25, 2018, Enel Chile declared having met each and every condition and concluded all stages of the reorganization known as the Elqui Project that became effective on April 2, 2018. Therefore, since April 2018, Enel Chile’s financial statements will incorporate 100% of Enel Green Power business in Chile and its economic interest in Enel Generación Chile increased to 93.6% due to the PTO of Enel Generación Chile shares.

• 1 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

SUMMARY BY BUSINESS

Generation

•         Despite the 20% increase (+421 GWh) in hydroelectric generation during the first quarter of 2018 as a result of higher water availability, net electricity generation reached 4,278 GWh, slightly less than the same period of 2017, due to lower thermal dispatch (-529 GWh).

•         Operating revenues amounted to Ch$ 349,891 million as of March 2018 due to lower energy sales as a consequence of lower average sales price in pesos, coupled with lower gas sales.

•         Procurement and services costs decreased significantly to Ch$ 191,157 million, 15% less than the amount at March 2017.This decrease is mainly explained by a more efficient generation mix through higher hydroelectric dispatch, with the consequent reduction in costs of fuel consumption and other variable procurement and services costs.

•         As a result of the abovementioned, the EBITDA of the Generation business reached a total Ch$ 127,904 million, similar to the same period of last year, and operating income increased 1%, amounting to Ch$ 99,785 million as a consequence of lower fixed asset depreciation.

•         Net earnings attributable to the shareholders of Enel Generación Chile S.A. amounted to Ch$ 68,351 million, declining Ch$ 83,806 million when compared to March 2017, due to the extraordinary profit booked from the sale of Electrogas S.A. during the first quarter of 2017.

Physical Data                                                                          As of March 31, 2018

Total Sales (GWh)                                                                               5,646

Total Generation (GWh)                                                                     4,278

Distribution

•         Physical sales reached 4,075 GWh during the first quarter of 2018, representing a 2% increase compared to the same period of last year due to tolls and higher sales to residential customers and tolls.

•         The total number of customers increased 3% to 1,889,468 when compared to the first quarter of 2017, mainly residential and commercial customers, and annual energy losses remained at 5.1%.

• 2 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

•         EBITDA of the distribution business increased 13% to Ch$ 47,638 million as of March 2018, whilst net income attributable to shareholders of Enel Distribución increased 17% to Ch$ 28,194 million.

Physical Data                                                                          As of March 31, 2018

Total Sales (GWh)                                                                               4,075

Customers                                                                                        1,889,468

FINANCIAL SUMMARY

▪  Gross debt of the Company increased US$ 1,555 million when compared to March 2017 amounting to US$ 2,829 million as of March 2018. This variation is due to debt committed to by Enel Chile in March 2018 related to the PTO for Enel Generación Chile shares as part of the Elqui Project.

▪  Liquidity available to Enel Chile is composed of the following:

•      Cash and cash equivalents:              US$ 683 million.

•      Cash only to pay for PTO (Elqui):     US$ 1,615 million

•      Undisbursed committed credit line: US$ 327 million.

▪  The nominal average interest rate of Enel Chile’s debt as of March 2018 was 6.4%.

▪  Hedging and protection:

To mitigate the risks associated with exchange rate variations, Enel Chile has established policies and procedures to protect its financial statements against exchange rate volatility.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt.  Therefore, the Company has cross currency swap and forward contracts that amount to US$ 821 million and US$ 375 million, respectively.

• 3 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation business

We own and operate 111 generation units in Chile through our subsidiaries Enel Generación Chile, Pehuenche, and Gas Atacama, which, combined, have a total 6,351 MW installed capacity as of March 31, 2018. Of this total, 38 are hydroelectric units with 3,464 MW installed capacity, 22 are thermal units that operate using gas, coal or fuel oil and together total 2,809 MW installed capacity and 51 are wind generation units with 78 MW installed capacity.

Our power plants are all connected to the Central Interconnected Grid (“SIC” in its Spanish acronym), except for two Central Tarapaca thermal units and six Gas Atacama thermal units which are connected to the ex Norte Grande Interconnected Grid (“SING” in its Spanish acronym). Since November 2017, both systems operate in an interconnected form, called National Electrical System (“SEN” in its Spanish acronym) to the assets from Arica to Chiloé made up of power plants, transmission lines, substations power and distribution lines.

The following chart summarizes the physical information of our generation business segment for the quarter ended March 31, 2018 compared to the same period of 2017:

Company	Markets in which participates	Energy Sales		Market share
		(GWh)%
		Mar-18	Mar-17	Mar-18	Mar-17
Enel Generación Chile S.A.	Sist. Eléctrico Nacional (SEN) *	5,646	5,794	31.9%	34.3%
Total		5,646	5,794	31.9%	34.3%

(*) : Since November 2017, SIC and SING systems operate in an interconnected form, called National Electrical System (“SEN” in its Spanish acronym) to the assets from Arica to Chiloé made up of power plants, transmission lines, substations power and distribution lines.

Distribution business

Our distribution business is carried out by our subsidiary Enel Distribución Chile S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile, in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area.  The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 districts of the Metropolitan Region, which include the areas of our subsidiaries Empresa Eléctrica de Colina Ltda. Luz Andes Ltda. and Empresa de Transmisión Chena S.A. Its service area, from the perspective of Chilean tariffs, is considered primarily a densely populated area.

• 4 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

The following chart summarizes the physical information of our distribution business segment for the quarter ended March 31, 2018 compared to the same period of 2017:

	Energy Sales		Energy Losses		Clients		Clients/Employees
	(GWh) (*)		(%)		(thousand)
	Mar-18	Mar-17	Mar-18	Mar-17	Mar-18	Mar-17	Mar-18	Mar-17
Enel Distribucion Chile (*)	4,075	4,011	5.0%	5.1%	1,889	1,840	2,829	2,717
Total	4,075	4,011	5.0%	5.1%	1,889	1,840	2,829	2,717
(*) Final sales to the customers and tolls are included.

The following chart shows the electricity sales revenue per business segment and customer type:

Energy Sales Revenues
Revenues by business and type of customers
(Figures in Million Ch$)

COUNTRY	Chile		Structure and adjustments		Total
	Mar-18	Mar-17	Mar-18	Mar-17	Mar-18	Mar-17

Energy Sales Revenues

Generation:	323,588	350,009	(86,560)	(91,004)	237,028	259,005
Regulated customers	270,730	277,775	(86,560)	(91,004)	184,170	186,771
Non regulated customers	50,343	58,541	-	-	50,343	58,541
Spot market	2,515	13,693	-	-	2,515	13,693
Other Clients	-	-	-	-	-	-

Distribution:	284,734	283,950	-	(649)	284,734	283,301
Residential	100,324	100,495	-	(396)	100,324	100,099
Commercial	98,790	97,997	-	-	98,790	97,997
Industrial	53,314	53,481	-	-	53,314	53,481
Other	32,306	31,977	-	(253)	32,306	31,724
Less: Consolidation adjustments	(86,560)	(91,653)	-	-	-	-

Total Energy sales	521,762	542,306	(86,560)	(91,653)	521,762	542,306

Million chilean pesos variation in Ch$ and %	(20,544)	-3.79%	-	-	(20,544)	-3.79%

FINANCIAL STATEMENT ANALYSIS

1.    Income Statement Analysis

Net income attributable to the controlling shareholders of Enel Chile as of March 31, 2018, was Ch$ 70,129 million.  This amount represents a 39.9% decrease when compared to the same period of last year in which the figure amounted to a Ch$ 116,622 million profit.

• 5 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

The following chart compares the figure of each item of the income statement as of March 31, 2018 and 2017:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	Mar-18	Mar-17	Change	% Change

REVENUES	561,483	594,438	(32,955)	(5.5%)
Sales	550,357	586,637	(36,280)	(6.2%)
Other operating revenues	11,126	7,801	3,325	42.6%
PROCUREMENT AND SERVICES	(330,621)	(369,622)	39,001	(10.6%)
Energy purchases	(209,724)	(206,050)	(3,674)	1.8%
Fuel consumption	(54,292)	(84,222)	29,930	(35.5%)
Transportation expenses	(47,186)	(48,255)	1,069	(2.2%)
Other variable procurement and service cost	(19,419)	(31,095)	11,676	(37.6%)
CONTRIBUTION MARGIN	230,862	224,816	6,046	2.7%
Other work performed by entity and capitalized	2,572	3,277	(705)	(21.5%)
Employee benefits expense	(28,978)	(32,774)	3,796	(11.6%)
Other fixed operating expenses	(29,684)	(26,180)	(3,504)	13.4%
GROSS OPERATING INCOME (EBITDA)	174,772	169,139	5,633	3.3%
Depreciation and amortization	(37,173)	(38,277)	1,104	(2.9%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(1,065)	(1,404)	339	(24.2%)
OPERATING INCOME	136,534	129,458	7,076	5.5%
NET FINANCIAL EXPENSE	(7,187)	(4,178)	(3,009)	72.0%
Financial income	5,854	4,993	861	17.2%
Financial costs	(12,789)	(13,141)	352	(2.7%)
Gain (Loss) for indexed assets and liabilities	159	(91)	250	(274.7%)
Foreign currency exchange differences, net	(411)	4,061	(4,472)	(110.1%)
OTHER NON-OPERATING RESULTS	2,240	104,206	(101,966)	(97.9%)
Income from other investments	-	104,902	(104,902)	(100.0%)
Other Profit (Loss) related to Sale of Assets	-	-	-	n/a
Share of profit (loss) of associates accounted for using the equity method	2,240	(696)	2,936	(421.8%)
NET INCOME BEFORE TAXES	131,587	229,486	(97,899)	(42.7%)
Income Tax	(32,515)	(50,564)	18,049	(35.7%)
NET INCOME	99,072	178,922	(79,850)	(44.6%)
Shareholders of the parent company	70,129	116,622	(46,493)	(39.9%)
Non-controlling interest	28,943	62,300	(33,357)	(53.5%)

Earning per share (Ch$ /share)*	1.43	2.38	(0.95)	(39.9%)

(*) As of March 31, 2018 and 2017 the average number of paid and subscribed shares was 49,092,772,762.

EBITDA:

The consolidated EBITDA of Enel Chile amounted to Ch$ 174,772 million as of March 31, 2018, which represents a 3.3% increase when compared to the Ch$ 169,139 million booked the same period of last year. This increase is primarily explained by higher physical sales mainly in the distribution business.

Revenue, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the periods ended March 31, 2018 and 2017, are presented below:

• 6 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

EBITDA, by business segment
(Figures in Million Ch$)

	Mar-18	Mar-17	Change	% Change

Generation business	349,891	383,413	(33,522)	(8.7%)
Distribution business	303,454	318,619	(15,165)	(4.8%)
Less: consolidation adjustments and other activities	(91,862)	(107,594)	15,732	(14.6%)
Total Consolidated Revenues	561,483	594,438	(32,955)	(5.5%)

Generation businesses	(191,157)	(225,449)	34,292	(15.2%)
Distribution business	(234,225)	(252,066)	17,841	(7.1%)
Less: consolidation adjustments and other activities	94,761	107,893	(13,132)	(12.2%)
Total Consolidated Procurement and Services Costs	(330,621)	(369,622)	39,001	(10.6%)

Personnel Expenses	(13,590)	(11,597)	(1,993)	17.2%
Other expenses by nature	(17,240)	(17,350)	110	(0.6%)
Total Generation business	(30,830)	(28,947)	(1,883)	6.5%

Personnel Expenses	(6,179)	(11,951)	5,772	(48.3%)
Other expenses by nature	(15,412)	(12,612)	(2,800)	22.2%
Total Distribution business	(21,591)	(24,563)	2,972	(12.1%)
Less: consolidation adjustments and other activities	(3,669)	(2,167)	(1,502)	69.3%

EBITDA, by business segment
Generation	127,904	129,017	(1,113)	(0.9%)
Distribution	47,638	41,990	5,648	13.5%
Less: consolidation adjustments and other activities	(770)	(1,868)	1,098	(58.8%)
TOTAL CONSOLIDATED EBITDA	174,772	169,139	5,633	3.3%

EBITDA GENERATION BUSINESS

The EBITDA of our Generation Business Segment reached Ch$ 127,904 million as of March 31, 2018 representing a slight reduction of Ch$ 1,113 million when compared to the same period of 2017. The main variables that explain this outcome are described below:

ENEL GENERACIÓN CHILE AND SUBSIDIARIES

Operating revenue amounted to Ch$ 349,891 million as of March 31, 2018, decreasing Ch$ 33,522 million, representing an 8.7% reduction when compared to the same period of the year before, mainly due to the following:

-          A Ch$ 26,421 million decline in energy sales due to lower physical sales (-148 GWh) mainly to regulated customers (-449 GWh), and spot market sales (-129 GWh) offset by an increase in physical sales to non-regulated customers (+430 GWh) as well as a lower average sales price when expressed in Chilean pesos.

• 7 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

-          An Ch$ 2,414 million decrease in other services rendered, primarily due to Ch$ 2,866 million lower tolls revenue.

-          A Ch$ 7,063 million decrease in other sales, mainly explain by Ch$ 7,041 million lower gas sales.

The abovementioned is partially compensated by:

-          A Ch$ 2,376 million increase in other operating revenues, mainly due to insurance claims revenue for Ch$ 6,332 million related to an incident at Central Tarapacá, partially offset by lower revenue from commodity hedging derivatives for Ch$ 3,364 million.

Operating costs reached Ch$ 191,157 million as of March 31, 2018, a Ch$ 34,292 million reduction, or 15.2% less, due to the following:

-          A Ch$ 7,152 million decrease in variable procurement and services costs mainly due to a Ch$ 3,810 million reduction in the commercialization costs of gas sales, lower costs related to the agreement with AES Gener that allows the Nueva Renca combined cycle to use the LNG available of Enel Generación Chile, which amounted to Ch$ 3,794 million and lower thermal emissions tax costs for Ch$ 2,417 million. These effects were partially offset by greater commodity derivatives costs for Ch$ 2,683 million.

-          A Ch$ 29,930 million decrease in fuel consumption, primarily due to Ch$ 27,827 million lower gas consumption partly related with increased water availability during the first quarter of 2018.

The aforementioned costs are partially compensated by the following:

-          A Ch$ 3,000 million increase in transportation and other services costs, mainly due to Ch$ 4,036 million increase in tolls offset by a Ch$ 1,036 million reduction in regasification costs.

Personnel expenses amounted to Ch$ 13,590 million as of March 31, 2018, a Ch$ 1,992 million increase, mainly associated with bonuses granted to employees in the context of the new collective bargaining carried out with the company's unions for Ch $ 1,692 million.

Other expenses reached Ch$ 17,240 million as of March 31, 2018, similar to the same period of 2017.

• 8 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

DISTRIBUTION BUSINESS EBITDA:

The EBITDA of our Distribution Business Segment reached Ch$ 47,638 million as of March 31, 2018, which represents a Ch$ 5,648 million increase, or 13.5%, an increase when compared to the same period of 2017. The main events that explain this outcome, are described below:

ENEL DISTRIBUCIÓN CHILE AND SUBSIDIARIES:

Operating revenue amounted to Ch$ 303,454 million, a Ch$ 15,165 million decrease, equivalent to 4.8%, mainly due to Ch$ 13,043 million in lower tolls revenues and lower street lighting services for Ch$ 2,703 million.

Operating costs reached Ch$ 234,225 million, a Ch$ 17,841 million reduction mainly due to: (i) lower transportation expenses for Ch$ 13,406 million, and (ii) lower other procurement and services costs for Ch$ 1,834 million, primarily lower costs related to street lighting services, and (iii) lower costs of goods and service for Ch$ 1,024 million.

Personnel costs amounted to Ch$ 6,179 million, a Ch$ 5,772 million reduction primarily due to lower extraordinary non-recurrent employee bonuses paid during the first quarter of 2017 relating to agreements carried out with the Company’s unions.

Other expenses reached Ch$ 15,412 million as of March 31, 2018, a Ch$ 2,800 million increase, mainly due to O&M costs (tree trimming plan).

The following table summarizes the Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by business segment as of March 31, 2018 compared to March 2017.

	3 months ended March 31, 2018			3 months ended March 31, 2018
Business Segment	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
	(Figures in million Ch$)			(Figures in million Ch$)

Generation
Enel Generación Chile and subsidiaries	127,904	(28,119)	99,785	129,017	(30,137)	98,880
Total Generation business	127,904	(28,119)	99,785	129,017	(30,137)	98,880

Distribution
Enel Distribución Chile and subsidiaries	47,638	(10,464)	37,174	41,990	(9,861)	32,129
Total Distribution business	47,638	(10,464)	37,174	41,990	(9,861)	32,129
Less: consolidation adjustments and other activities	(770)	345	(425)	(1,868)	317	(1,551)
TOTAL CONSOLIDATED	174,772	(38,238)	136,534	169,139	(39,681)	129,458

• 9 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Depreciation, Amortization and Impairment

Depreciation, amortization and impairment costs amounted to Ch$ 38,238 million, a Ch$ 1,443 million reduction when compared to the same period of the previous year, mainly explain by the Generation business as a consequence of assets that totally depreciated during the last months.

The following chart presents consolidated non-operating income as of March 31, 2018, and 2017.

• 10 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

NON OPERATING INCOME
3 months ended March 31, 2018 and 2017
(Figures in Million Ch$)

	mar/18	mar/17	Change	% Change
Financial Income
Enel Generación Chile and subsidiaries	1,742	1,159	583	50.3%
Enel Distribución Chile and subsidiaries	3,074	2,904	170	5.9%
Other subsidiaries non related with generation and distribution business	2,383	2,286	97	4.2%
Less: consolidation adjustments	(1,345)	(1,356)	11	(0.8%)
Total Financial Income	5,854	4,993	861	17.2%
Financial Costs
Enel Generación Chile and subsidiaries	(11,807)	(12,618)	811	(6.4%)
Enel Distribución Chile and subsidiaries	(1,694)	(1,112)	(582)	52.3%
Other subsidiaries non related with generation and distribution business	(633)	(767)	134	(17.5%)
Less: consolidation adjustments	1,345	1,356	(11)	(0.8%)
Total Financial Costs	(12,789)	(13,141)	352	(2.7%)
Foreign currency exchange differences
Enel Generación Chile and subsidiaries	61	4,209	(4,148)	(98.6%)
Enel Distribución Chile and subsidiaries	54	(116)	170	(146.6%)
Other subsidiaries non related with generation and distribution business	(526)	(32)	(494)	1543.8%
Total Foreign currency exchange differences	(411)	4,061	(4,472)	(110.1%)
Gain (Loss) for indexed assets and liabilities
Enel Generación Chile and subsidiaries	(378)	(135)	(243)	180.0%
Enel Distribución Chile and subsidiaries	534	39	495	1269.2%
Other subsidiaries non related with generation and distribution business	3	5	(2)	(40.0%)
Total Gain (Loss) for indexed assets and liabilities	159	(91)	250	(274.7%)
Total Net Financial Income	(7,187)	(4,178)	(3,009)	72.0%

Other Profit (Loss) related to Sale of Assets
Enel Generación Chile and subsidiaries	-	104,902	(104,902)	(100.0%)
Enel Distribución Chile and subsidiaries	-	-	-	100.0%
Less: consolidation adjustments	-	-	-	(100.0%)
Total Other Profit (Loss) related to Sale of Assets	-	104,902	(104,902)	(100.0%)

Other Profit (Loss)
Enel Generación Chile and subsidiaries	-	-	-	n/a
Enel Distribución Chile and subsidiaries	-	-	-	100.0%
Less: consolidation adjustments	-	-	-	-
Total Other Profit (Loss)	-	-	-	n/a
Share of profit (loss) of associates accounted for using the equity method
Enel Generación Chile and subsidiaries	2,240	(696)	2,936	(421.8%)
Other subsidiaries non related with generation and distribution business	-	-	-	-
Total Share of Profit (Loss) of associates accounted for using the equity method	2,240	(696)	2,936	(421.8%)

Total Other Profit (Loss) accounted in Non Operating Income	2,240	104,206	(101,966)	(97.9%)

Net Income Before Taxes	131,587	229,486	(97,899)	(42.7%)
Income Tax
Enel Generación Chile and subsidiaries	(21,485)	(42,066)	20,581	(48.9%)
Enel Distribución Chile and subsidiaries	(10,947)	(9,703)	(1,244)	12.8%
Other subsidiaries non related with generation and distribution business	(83)	1,205	(1,288)	(106.9%)
Total Income Tax	(32,515)	(50,564)	18,049	(35.7%)
Net Income	99,072	178,922	(79,850)	(44.6%)

Net Income attributable to owners of parent	70,129	116,622	(46,493)	(39.9%)
Net income attributable to non-controlling interest	28,943	62,300	(33,357)	(53.5%)

• 11 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Financial Result

The consolidated net financial income of Enel Chile as of March 31, 2018, reached Ch$ 7,187 million, which represents a Ch$ 3,009 million decrease when compared to the same period of last year. The foregoing is mainly explained by:

A Ch$ 861 million financial income increase related to short term fixed income instruments for Ch$ 1,030 million offset by lower customer refinancing income for Ch$169 million.

A Ch$ 352 million financial expense reduction, mainly due to lower interest on bank loans and bonds amounting to Ch$ 954 million offset by a Ch$ 602 million increase in bank fees.

A Ch$ 250 million increase in income related to indexation primarily related to hedging derivative contracts for Ch$ 448 million, greater positive effects from recoverable taxes for Ch$ 343 million, offset by greater indexation of financial liabilities recorded in U.F, amounting to Ch$ 541 million.

A Ch$ 4,472 million reduction of income from positive exchange differences mainly as a consequence of a decrease in positive exchange differences on cash and cash equivalents for Ch$ 4,447 million and a greater negative exchange difference on forward contracts for Ch$ 319 million, offset by a lower negative exchange difference generated by suppliers in foreign currency for Ch $ 669 million

Other Non-operating Income

The income from companies accounted for using the equity method amounted to a Ch$ 2,240 million profit as of March 31, 2018, increasing Ch$ 2,936 million when compared to the same period of last year, mainly explained by better results booked from HydroAysén and GNL Chile for Ch$ 2,616 million and Ch$ 280 million, respectively.

Income from other investments amounted to Ch$ 104,902 million, mainly explained by the net profit from the sale of Electrogas shareholding booked in February 2017, amounting to Ch$ 104,812 million.

Corporate Taxes

Corporate income taxes reached Ch$ 32,515 million, showing a lower expense of Ch$ 18,049 million, mainly due to lower taxes related to the sale of the shareholding in Electrogas in 2017 for Ch$ 27,548 million, partially offset by a higher expense of Ch$ 1,637 million as a result of the change in the income tax rate from 25.5% in 2017 to 27% in 2018, and a higher tax expense of Ch$ 4,978 million due to

• 12 •

a better result in both Enel Generación Chile and Enel Distribución Chile. Additionally, there were higher expenses at Enel Chile Holding for Ch$ 1,823 million, mainly due to lower deferred tax booking for tax losses.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

BALANCE SHEET ANALYSIS

Assets			Change	Change
	Mar-18	Mar-17		%
	(Million Ch$)

Current Assets	1,937,116	1,055,137	881,979	83.6%
Non current Assets	4,635,198	4,635,431	(233)	(0.0%)
Non-current Assets classified as held for sale	5,920	4,205	1,715	40.8%

Total Assets	6,578,234	5,694,773	883,461	15.5%

Total assets of the Company as of March 31, 2018, increased Ch$ 883,461 million when compared to total assets as of December 31, 2017, mainly as a consequence of the following:

•         Current Assets increased Ch$ 881,979 million as of March 31, 2018 and the variations in the main categories are presented below:

•         Cash and cash equivalents decreased Ch$ 7,287 million, explained by dividend payment for Ch$ 54,917 million, property, plant and equipment purchases for Ch$ 75,212 million, leasing payments for Ch$ 600 million, income tax payments for Ch$ 39,682 million, employee related payments for Ch$ 38,591 million, interest payments, net interest paid for Ch$ 4,744 million and placement of a restricted use deposit for the payment of Enel Generación Chile PTO for Ch $ 974,596 million. The effects previously mentioned were partially offset by the income of the loan obtained to pay the Enel Generación Chile PTO for Ch$ 940,414 million, collections from futures contracts at maturity, options, and swaps for Ch$ 8,841 million and other cash collections related to operations for Ch$ 231,800 million, mainly cash collections from customers net of cash payments to suppliers.

•         Other current financial assets increased by Ch$ 975,274 million, which mainly due to a restricted use deposit of Ch $ 974,596 million, destined to the timely payment of the obligations originated by the Enel Generación Chile PTO.

•         Current related party accounts receivables decreased Ch$ 24,944 million, mainly a lower balance of Enel Trade S.p.A. receivables for Ch$ 31,751 million related to gas sales and commodity derivative transactions and greater

• 13 •

GNL Chile receivables for Ch$ 6,970 million due to advance payments of gas purchases.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

•         Current tax assets increase Ch$ 6,558 million, mainly due to an increase in monthly interim corporate income tax payments.

•         Current inventories increase Ch$ 8,967 million mainly due to the purchase of electric materials.

•         Current trade accounts receivables and other accounts receivables decreased Ch$ 83,137 million, mainly due to lower accounts receivables from services.

•         Non-current assets or disposable assets classified as assets for sale or held to be distributed to owners increased Ch$ 1,715 million due to transferring the interest in Centrales Hidroeléctricas de Aysén S.A. to assets for sale.

Non-Current Assets slightly decreased by Ch$ 233 million as of March 31, 2018, and the variations in the main categories are presented below:

•         Property, plant and equipment increased by Ch$ 3,472 million, mainly due to i) an increase in new investments for Ch$ 40,676 million, ii) depreciation for Ch$35,088 million, iii) asset retirement for Ch$ 144 million, and iv) an reduction in other accounting entries for Ch$ 1,972 million.

•         Intangible assets other than goodwill decreased Ch$ 2,013 million, mainly due to i) an increase in new investments for Ch$ 72 million, and (ii) amortization for Ch$ 2,085 million.

•         Deferred tax assets decreased Ch$ 839 million, mainly due to lower entries this quarter.

• 14 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Liabilities and Equity			Change	Change
	Mar-18	Mar-17		%
	(Million Ch$)

Current Liabilities	671,595	816,816	(145,221)	(17.8%)
Non Current Liabilities	2,009,799	1,090,995	918,804	84.2%
Total Equity	3,896,840	3,786,962	109,878	2.9%
attributable to owners of parent company	3,059,631	2,983,384	76,247	2.6%
attributable to non-controlling interest	837,209	803,578	33,631	4.2%

Total Liabilities and Equity	6,578,234	5,694,773	883,461	15.5%

Total liabilities of the Company, including Equity, increased Ch$ 883,461 million as of March 31, 2017, when compared to total assets as of December 31, 2017, mainly due to the following:

Current liabilities decrease Ch$ 145,221 million and the variations in the main categories are presented below:

•         Other current financial liabilities increase Ch$ 3,524 million, due to interest accruals on bonds and bank loans for Ch$ 11,937 million offset by interest payments made on bonds for Ch$ 7,459 million and lower hedging derivatives and other derivatives for Ch$ 1,241 million.

•         Trade accounts payable and other accounts payable decrease Ch$ 143,820 million, mainly due to a (i) lower accounts payable to suppliers and services for Ch$ 63,230 million, (ii) lower accounts payable of energy purchases for Ch$ 46,953 million; (iii)  lower dividends payable to third parties for Ch$ 32,495 million and (iv) lower accounts payable for fuel and gas amounting to Ch$ 1,742 million.

•         Related party accounts payable decrease Ch$ 15,475 million, mainly due to (i) decrease in accounts payable to Enel SpA for Ch$ 21,243 million, mainly  dividend payments, (ii) lower accounts payable to Enel Distribuzione for Ch$ 2,576 million, and (iii) lower accounts payable to Enel Italia Servizi for Ch$ 4,144 million.  The abovementioed was offset by higher accounts payable to GNL Chile for Ch$ 12,775 million, for gas purchases.

•         Current tax liabilities increase Ch$ 8,833 million, mainly a higher corporate income tax provision.

• 15 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Non-Current Liabilities increased Ch$ 918,804 million as of March 31, 2018, which is explained by the following:

•         Other non-current financial liabilities increase Ch$ 919,485 million, principalmente explicado por la obtención por parte de Enel Chile de un financiamiento por Ch$ 930.462 millones, net of formalization expenses, to guarantee the timely payment of the obligations originated by the Enel Generación Chile PTO, legally effective on April 2, 2018. The foregoing is offset by a decrease in foreign currency debt of Ch $ 13,021 million, as a result of the appreciation that the Chilean peso has experienced during this year.

Total Equity amounted to Ch$ 3,896,840 million, as of March 31, 2018 and is explained below:

•         Equity attributable to shareholders of Enel Chile amounted to Ch$ 3,059,631 million, comprised of the following: Issued capital for Ch$2,229,109 million, Retained earnings for Ch$ 1,818,595 million representing a quarterly variation of Ch$ 66,989 million, that includes the Ch$ 70,129 million profit for the period ended March 31, 2018, and a decrease of Ch $ 3,140 million for the registration as of January 1, 2018 of the effect of the first application of the new model for the determination of provisions for impairment of financial assets (IFRS 9).

•         These effects were offset by lower other reserves amounting to Ch$ 988,073 million, which represents a Ch$ 9,258 million variation for the quarter comprised of : (i) higher cash flow hedging reserves for Ch$ 9,795 million, and (ii) lower translation differences for Ch$ 537 million.

•         Equity attributable to non-controlling shareholders amounted to Ch$ 837,209 million, which includes the initial balance of Ch$ 803,577 million, the transactions booked throughout the first quarter ended March 31, 2018 related to net income of the period for Ch$ 28,943 million and other comprehensive results for Ch$ 4,774 million. This was offset by Ch $ 85 million, arising from the application of the new model for the determination of provisions for impairment of financial assets (IFRS 9).

• 16 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

The performance of main financial ratios is the following:

RATIO		Unit	mar/18	mar/17	Change	Change (%)

Liquidity	Liquidity	Times	2.88	1.41	1.47	104.5%
	Acid-test *	Times	2.81	1.33	1.48	111.9%
	Working capital	MMCh$	1,265,521	273,335	992,186	363.0%
Leverage	Leverage	Times	0.69	0.51	0.18	36.5%
	Short-term debt	%	25.0%	36.4%	(11.4%)	(31.3%)
	Long-term debt	%	75.0%	63.6%	11.4%	17.9%
	Financial expenses coverage**	Times	13.40	18.44	(5.0)	(27.3%)
Profitability	Op. income / Op. Revenues	%	24.3%	21.8%	2.5%	11.7%
	ROE	%	10.1%	15.4%	(5.3%)	(34.3%)
	ROA	%	7.3%	11.9%	(4.6%)	(38.6%)

(*) Current Assetes net of Inventories and prepayments
(**) EBITDA/ Financial Costs

•         Liquidity ratio as of March 31, 2018, reached 2.88 times, which represents a 104.5% increase regarding the first quarter 2017.  Enel Chile Group dispose a solid liquidity position, which allows it to cover its short-term liabilities with current assets. At the close of the first quarter of 2018, Enel Chile maintained a restricted use deposit of Ch $ 974,596 million, destined for the timely payment of the obligations originated by Enel Generacion Chile PTO, a transaction that was finally completed on April 2, 2018 .

•         Acid test or quick ratio, as of March 31, 2018, was 2.81 times, which represents a 111.9% increase when compared to March 31, 2017.

•         Working capital, as of March 31, 2018, amounted to Ch$ 1,265,521 million, which represents a Ch$ 992,186 million variation when compared to the same period of last year.

•         Leverage ratio was 0.69 times, as of March 31, 2018, which means that the level of commitment of Enel Chile was 0.69 times at the end of first quarter.

•         The financial expenses coverage ratio for the period ended on March 31, 2018, was 13.40 times, which represents the ability to cover all financial expenses with the EBITDA obtained during the period ended March 31, 2018.

•         The profitability ratio, calculated by dividing operating income by operating revenues, increased 2.5% when compared to the same period of the previous year, reaching 24.3% as of March 31, 2018, due to higher operating income obtained this period when compared to the same period of last year.

• 17 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

•         Return on equity of the owners of the controlling shareholder was 10.1% for the twelve-month period ended March 31, 2018.

•         Return on assets was 7.3% for the twelve-month period ended March 31, 2018.

MAIN CASH FLOWS

The net cash flow of Enel Group Chile reached Ch$ 6,239 million as of March 31, 2018, which represents a Ch$ 112,045 million decrease when compared to the same period of the previous year.  The main factors that explain this cash flow, classified as either operating, investing, or financing activities, compared to March 2017, are presented below:

Net Cash Flow			Change	Change
	Mar-18	Mar-17		%
	(Million Ch$)

From Operating Activities	166,716	149,164	17,552	11.8%

From Investing Activities	(1,038,220)	27,311	(1,065,531)	(3901.5%)

From Financing Activities	865,265	(70,669)	935,934	(1324.4%)

Total Net Cash Flow	(6,239)	105,806	(112,045)	(105.9%)

Net cash flow from operating activities amounted to a Ch$ 166,716 million for the three-month period ended March 31, 2018, which represents an 11.8% increase when compared to March 2017. These cash flows come primarily from sales and other revenues amounting to Ch$ 791,990 million, cash inflows from insurance policy premiums and services, annuities and other benefits for Ch$ 263 million and cash from other operations for Ch$ 1,522 million, which were partially offset by cash outflows related to (i) supplier payments for Ch$ 512,488 million; (ii) employee payments for Ch$ 38,591 million; (iii) income tax payments for Ch$ 39,682 million; (iv) other operational activities’ payments for Ch$ 29,230 million, and (v) insurance premium payments and other payments related to insurance policies for Ch$ 6,930 million, and (vi) other cash outflows for Ch$ 138 million.

Net cash flow from investing activities amounted to Ch$ 1,038,220 million for the three-month period ended March 31, 2018, which represents a Ch$ 1,065,531 million higher cash output compared to March 2017, mainly comprised by (i) cash disbursements to purchase property, plant and equiptment for Ch$ 75,212 million, (ii) restricted use deposit related to the issuance of debt to pay the Enel generación PTO for Ch$ 974,596 million, and (iii) payments related to derivative futures and swap contracts for Ch$ 1,298 million. These cash outflows were partially compensated by (i) cash inflows originating from futures, options and swaps for Ch$ 10,151 million and (ii) interest payments received amounting to Ch$ 2,735 million.

• 18 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Net cash flow from financing activities amounted to Ch$ 865,265 million for the three-month period ended on March 31, 2018, which represents a variations of Ch$ 935,934 million when compared to March 2017. These cash flows are comprised by the long term debt to cover the Enel generacion Chile PTO for Ch$ 940,414 million offset by (i) dividend paymemts for Ch$ 54,916 million, (ii) interest payments for Ch$ 7,478 million, (iiii) finnacial leasing payments for Ch$ 600 million and (iv) other cash outflows for Ch$ 12,155 million.

The following table presents the cash disbursements related to additional property, plant and equipment and its depreciation for the three-month period ended March 31, 2018 and 2017.

INFORMATION FOR ASSETS AND EQUIPMENTS BY COMPANY
3 months ended March 31, 2018 and 2017
(Million Ch$)

Company	Payments for Additions of Fixed Assets		Depreciation
	mar/18	mar/17	mar/18	mar/17
Enel Generación Chile and subsidiaries	52,430	64,544	28,182	30,193
Enel Distribución Chile and subsidiaries	21,875	20,651	8,770	7,853
Other entities (business different to generation and distribution)	907	1,005	221	232
Total Consolidated ENEL CHILE Group	75,212	86,200	37,173	38,278

The most relevant cash outflows in the generation business respond to higher maintenance and investment in power plants that amounted to Ch$ 52,430 million. As of March 31, 2018, in the distribution business, the cash expenditures reached to Ch$ 21,875 million due to investments in network extensions and network operational optimization to increase the level of efficiency and service quality.

• 19 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their operations, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations currently, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enel Chile and its operating subsidiaries are subject to environmental regulations which, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

▪  Public authorities will approve such environmental impact studies;

▪  Public opposition will not lead to delays or modifications to any proposed project;

▪  Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

• 20 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its business policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Risk Management Policy

The companies of the Enel Group in Chile are exposed to certain risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

•         Comply with good corporate governance standards.

•         Strictly comply with all of the Group’s regulatory systems.

•         Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

  For each market in which they operate, business and corporate areas establish their risk adversity within the defined strategy.

  All corporate areas and business operations are carried out within the limits approved in each case.

• 21 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

  Business, corporate areas, lines of business and companies establish risk management controls to guarantee that transactions in the markets are carried out pursuant to the policies, standards and procedures of Enel Chile.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	March 31, 2018	December 31, 2017

Fixed Interest Rate	41%	92%

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

  Debt contracted by the Group’s companies denominated in currencies other than those in which their cash flows are indexed.

  Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

  Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows and the level of

• 22 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

  Fuel purchases for the process of electricity generation.

  Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of March 31, 2018, the Company held swaps for 341 kTon of Coal API2 to be settled between April and December 2018, for 326 kBbl of Brent oil to be settled between April and December 2018 and for 26 kBbl of Brent oil to be settled in 2019, 500 kTon of BCI7 to be settled between April and December 2018, and for 4.7 TBtu of Henry Hub gas to be settled between April and December 2018.

As of December 31, 2017, the Company held swaps for 2.3 million MMBTU of Henry Hub gas to be settled on January 2018.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to

• 23 •

support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 18, 20 and Annex 4.

As of March 31, 2018, the liquidity of Enel Chile Group was ThCh$ 412,168,999 in cash and cash equivalents and ThCh$ 120,678,000 in committed long-term credit lines. As of December 31, 2017, the liquidity of the Enel Chile Group was  ThCh$ 419,456,026 in cash and cash equivalents and ThCh$ 199,271,103 in committed long-term lines of credit.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks.

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregistered clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

Financial assets:

Cash surpluses are invested in top domestic and foreign financial institutions (as much as possible with a risk classification of Investment Grade or equivalent) with pre-established limits per entity.

Investments may be guaranteed by Chilean treasury bonds and/or bank effects issued by top-quality banks, preferring the latter since they offer better returns (always within the framework of our current investment policies).

• 24 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-       Financial Debt

-       Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-       The US$ Libor rate of interest.

-       The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to ThCh$ 222,688,862.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable or Enel Chile as appropriate.

Non-payment – after any applicable grace period – of Enel Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 100 million, and whose amount past due also exceeds the equivalent of US$ 100 million, could lead

• 25 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

to the advance payment of the bank credit under New York State law, which was drawn in March 2018. Furthermore, this credit line contains provisions under which certain events other than non-payment, at Enel Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 300 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line. Furthermore, this credit line contains provisions under which certain events other than non-payment, at Enel Generación Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, namely Enel Generación Chile S.A., and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of the local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or Enel Generación Chile’s debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

• 26 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements.

• 27 •

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: May 7, 2018